K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

March 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First Investors Life Series Funds
File Nos. 002-98409; 811-04325
Post-Effective Amendment No. 59

Dear Sir or Madam:

Pursuant to Section 8(c) of the Securities Act of 1933, as amended, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the First Investors Life Series Funds (the “Registrant”) is Post-Effective Amendment No. 59 to the Registrant’s Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Registrant.

The primary purpose of this filing is to register the First Investors Life Series Limited Duration High Quality Bond Fund (the “Fund”) as a new series of the Registrant.  The Registrant notes that on February 27, 2014, First Investors Income Funds (File Nos. 002-89287; 811-03967) filed Post-Effective Amendment No. 66 to its Registration Statement on Form N-1A (accession number: 0000898432-14-000296) to register the shares of the First Investors Limited Duration High Quality Bond Fund, which will be managed similarly to the Fund.

The Registrant has elected that this filing be automatically effective 75 days after filing pursuant to Rule 485(a)(2) under 1933 Act.  If you have any questions or comments concerning the foregoing, please call me at (202) 778-9015.

Very truly yours,

/s/ Kathy K. Ingber

Kathy K. Ingber
Attachments

cc:	Mary Carty
Russell Shepherd
First Investors Management Company, Inc.